UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42902

ACCO GROUP HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Acco Group Holdings Limited (the “Company”) convened on January 13, 2026 at 10:00 A.M., Hong Kong Time (January 12, 2026, at 9:00 P.M., Eastern Time), at the principal office of the Company located at Unit 2406, 24/F Low Block, Grand Millennium Plaza 181 Queen’s Road Central, Hong Kong, the shareholders of the Company adopted resolutions approving all of the five proposals considered at the Meeting.

A total of 12,824,468 votes, representing 91.93% of the votes exercisable, represented by 12,824,468 ordinary shares, par value US$0.00008 per share of the Company, each of which is entitled to one (1) vote per share, as of December 15,2025, the record date, were present in person or by proxy at the Meeting.

All matters voted on at the Meeting were approved. The results of the votes were as follows:

1.	Proposal One – Increase of the Authorized Share Capital of the Company

Resolution		For	Against	Abstain
Proposal One: To consider and vote upon an ordinary resolution to:		12,824,466	2	0

(a)	increase the Company’s authorized share capital from US$50,000 divided into 625,000,000 ordinary shares with US$0.00008 par value each (the “Ordinary Shares”) to US$400,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00008 each, by the creation of an additional 4,375,000,000 Ordinary Shares of a par value of US$0.00008 each (the “Share Capital Increase”); and

(b)	authorize and instruct Ogier Global (Cayman) Limited, the registered office provider of the Company (the “RO Provider”) to attend any necessary filing in respect of the Share Capital Increase together with this ordinary resolution (or any necessary extract thereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”).

2.	Proposal Two – Adoption of the Dual-Class Share Capital Structure and Share Redesignation

Resolution		For	Against	Abstain
Proposal Two: In order to adopt a dual-class share capital structure, subject to Proposal One being passed, to consider and vote upon an ordinary resolution to:		12,824,466	2	0

(a)	re-designate and re-classify the authorized share capital of the Company from US$400,000 divided into 5,000,000,000 Ordinary Shares with US$0.00008 par value each to US$400,000 divided into 4,500,000,000 Class A ordinary shares with US$0.00008 par value each (the “Class A Ordinary Shares”) and 500,000,000 Class B ordinary shares with USD0.00008 par value each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”);

(i) re-designating and re-classifying 4,500,000,000 authorized Ordinary Shares (comprising of 13,949,900 issued and outstanding Ordinary Shares and 4,486,050,100 unissued Ordinary Shares) into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A (as defined in Proposal Three below); and

(ii) re-designating and re-classifying 500,000,000 authorized and unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A;

(b)	authorize and instruct the transfer agent and share registrar of the Company to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and

(c)	authorize and instruct the RO Provider to attend any necessary filing in respect of the Share Redesignation together with this ordinary resolution (or any necessary extract thereof) with the Registrar.

3.	Proposal Three – Amendment and Restatement of the Memorandum and Articles of Association

Resolution		For	Against	Abstain
Proposal Three: Subject to Proposals One and Two being passed, to consider and vote upon a special resolution to:		12,824,466	2	0

(a)	approve and adopt the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit A to the accompanying proxy statement (the “Amened M&A”) as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

(b)	authorize and instruct the RO Provider to arrange the necessary filing of the Amended M&A together with this special resolution (or any necessary extract thereof) with the Registrar.

4.	Proposal Four – Repurchase of Certain Class A Ordinary Shares and Allotment of New Class B Ordinary Shares

Resolution		For	Against	Abstain
Proposal Four: Subject to Proposals One, Two and Three being passed and receiving of a copy of the repurchase consent and application for shares executed by STAR BLESSINGS LIMITED, to consider and vote upon an ordinary resolution to:		12,824,467	1	0

(a)	approve the repurchase of 2,000,000 Class A Ordinary Shares held by STAR BLESSINGS LIMITED (the “Repurchased Shares”) out of the proceeds of the fresh issuance of an aggregate of 2,000,000 Class B Ordinary Shares, credited as fully paid to STAR BLESSINGS LIMITED (the “Allotment Class B Ordinary Shares”) pursuant to Paragraph (3)(f) of Section 37 of Part III of the Companies Act (Revised) of the Cayman Islands (the “Share Repurchase”);

(b)	approve the Allotment Class B Ordinary Shares; such that STAR BLESSINGS LIMITED’s shareholding in the Company shall become 8,387,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares;

(c)	cancel the Repurchased Shares upon completion of the Share Repurchase; and

(d)	authorize and instruct the transfer agent and share registrar of the Company to update the shareholder list of the Company as may be necessary to reflect the Share Repurchase and the Allotment of Class B Ordinary Shares.

5.	Proposal Five – Adjournment of the Meeting, If Necessary, to Permit Further Solicitation and Vote of Proxies If There Are Insufficient Votes for the Approval of Proposals One, Two, Three and Four

Resolution	For	Against	Abstain
Proposal Five: To consider and vote upon an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four.	12,824,466	2	0

A copy of the Third Amended and Restated Memorandum and Articles of Association of the Company is filed hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026	Acco Group Holdings Limited

	By:	/s/ Cheung Po, LUI
	Name:	Cheung Po, LUI
	Title:	Chief Executive Officer and Director

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